UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TICKETS.COM, INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to purchase common stock, par value $0.000225 per share, under certain equity incentive plans of Tickets.com, Inc.

(Title of Class of Securities)

88633M101

(CUSIP Number of Class of Securities (underlying common stock, par value
$0.000225 per share)

Ronald Bension
Chief Executive Officer
Tickets.com, Inc.
555 Anton Blvd., 11th Floor
Costa Mesa, CA 92626
(714) 327-5400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Paul A. Rowe, Esq.
John D. Hudson, Esq.
Hewitt & O’Neil LLP
19900 MacArthur Blvd., Suite 1050
Irvine, CA 92612
(949) 798-0500

CALCULATION OF FILING FEE

Transaction
Valuation*	Amount of Filing Fee

$46,204	Previously Paid

*         Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 235,199 shares of common stock of Tickets.com, Inc. having an aggregate value of $46,204 as of June 25, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals the transaction value, multiplied by $92.00 per each $1,000,000 of the transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party:	$4.26 Tickets.com, Inc.	Form or Registration No. Date Filed:	5-58209. June 28, 2002

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ii

Item 12. Exhibits.
SIGNATURE
EXHIBIT 99(a)(8)
EXHIBIT 99(a)(9)

This Amendment No. 1 amends and supplements the Tender Offer on Schedule TO filed with the Securities and Exchange Commission on June 28, 2002, by Tickets.com, Inc. (“Tickets.com”). The Schedule TO relates to the tender offer made by Tickets.com to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of Tickets.com common stock, par value $0.000225 per share.

         Item 1 to Tickets.com’s Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002, a copy of which is attached hereto as Exhibit 99.(a)(8) is incorporated herein by reference.

         Item 2(b) to Tickets.com’s Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002 is incorporated herein by reference.

         Item 4(a) to Tickets.com’s Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002 is incorporated herein by reference.

         Item 5(e)(i) to Tickets.com’s Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002 is incorporated herein by reference.

         Item 6(c) to Tickets.com’s Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002 is incorporated herein by reference.

         Paragraph (a) is added to Item 8 of Tickets.com’s Schedule TO to read as follows: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002 is incorporated herein by reference.

         Item 8(b) to Tickets.com’s Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated July 18, 2002 is incorporated herein by reference.

         Item 12 to Tickets.com’s Schedule TO is amended and supplemented to add new exhibits 99.(a)(8) and 99.(a)(9), which are filed with this Amendment No. 1 to Schedule TO:

Item 12. Exhibits.

Exhibit
Number	Description

99.(a)(8)	Supplement to Offer to Exchange, dated July 18, 2002.

99.(a)(9)	Letter to Option Holders, dated July 19, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

Dated: July 18, 2002	TICKETS.COM, INC., a Delaware corporation

	By:	/s/ Ronald Bension

Ronald Bension, Chief Executive Officer

2

INDEX TO EXHIBITS

Exhibit
Number	Description

99.(a)(8)	Supplement to Offer to Exchange, dated July 18, 2002.

99.(a)(9)	Letter to Option Holders, dated July 19, 2002.